Exhibit 99.2

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

For Immediate Release

RRSAT SCHEDULES THIRD QUARTER 2010 RESULTS RELEASE FOR
TUESDAY, NOVEMBER 9, 2010
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Conference Call Scheduled for November 9, 2010 at 9:00am ET

REEM, Israel – October 27, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it will be releasing its third quarter 2010 results on Tuesday, November 9, 2010 before US markets open.

The Company will also be hosting a conference call on the same day, at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1- 888-668-9141
UK Dial-in Number: 0- 800-917-5108
Israel Dial-in Number: 03- 918-0610
International Dial-in Number:  +972-3-918-0610
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1 888 782 4291 (US) and +972 3 925 5927 (International).

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.